UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Energous Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29272C103

(CUSIP Number)

Colin Sturt

c/o Dialog Semiconductor plc

100 Longwater Avenue

Green Park

Reading RG2 6GP

United Kingdom

+44 (0) 1793 757700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272C103

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Dialog Semiconductor plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,157,256 (1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,157,256 (1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,157,256 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) This includes (x) 763,552 Shares that underlie a warrant exercisable at a price of $17.0257 per share and (y) 654,013 Shares that underlie a warrant exercisable at a price of $19.9766 per share. The terms of such warrants provide that such warrants are required to be exercised on a net share settlement basis, such that the number of Shares to be delivered by the Issuer on the exercise of such warrant equals the quotient of (x) the product of the number of Shares as to which such warrant is being exercised and the difference between the market price of the Shares on the exercise date and the exercise price of the warrant and (y) the market price of the Shares on the exercise date (provided that if the calculation results in a negative number, no Shares are issuable upon exercise of the warrant). The Reporting Person has included all Shares underlying such warrants, notwithstanding that such mandatory net share settlement terms preclude the Reporting Person from receiving all underlying Shares on exercise of the warrant.

(2) This includes 654,013 Shares that underlie a warrant that is not exercisable until January 6, 2018, more than sixty (60) days following the date of this Schedule 13D. Excluding such warrant, and subject to footnote (1) above, the Reporting Person has sole voting power, sole dispositive power and beneficial ownership of 2,503,243 Shares.

(3) This includes 654,013 Shares that underlie a warrant that is not exercisable until January 6, 2018, more than sixty (60) days following the date of this Schedule 13D. Excluding such warrant, and subject to footnote (1) above, the percentage of class represented by the amount in Row 11 is 11.2%.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Energous Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 3590 North First Street, Suite 210, San Jose, CA 95134.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Dialog Semiconductor plc (“Dialog”).

(b) The address of the principal business office of Dialog is 100 Longwater Avenue, Green Park, Reading RG2 6GP, United Kingdom.

(c) The principal business of Dialog is providing highly integrated standard (ASSP) and custom (ASIC) mixed-signal integrated circuits (ICs), optimized for smartphone, computing, IoT, LED Solid State Lighting (SSL) and smart home applications.

(d) During the last five years, Dialog has not been convicted in a criminal proceeding.

(e) During the last five years, Dialog has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dialog is a company organized under the laws of England.

Item 3. Source or Amount of Funds or Other Consideration.

The working capital of Dialog was the source of the funds for the purchase of the 2016 Shares, the 2016 Warrants, the 2017 Shares and the 2017 Warrants (each as defined below).

2016 Transaction

On November 6, 2016, Dialog entered into a Securities Purchase Agreement with the Issuer (the “2016 Purchase Agreement”) pursuant to which Dialog purchased 763,552 Shares at a purchase price of $13.0967 per Share (the “2016 Shares”) and warrants to purchase 763,552 Shares at a price of $17.0257 per Share (the “2016 Warrants”) for an aggregate purchase price of $10,000,011.48 (the “2016 Transaction”).

2017 Transaction

On June 28, 2017, entered into a Securities Purchase Agreement with the Issuer (the “2017 Purchase Agreement”) pursuant to which Dialog purchased 976,139 Shares at a purchase price of $15.3666 per Share (the “2017 Shares”) and a warrant to purchase 654,013 Shares at a price of $19.9766 per Share (the “2017 Warrant”) for an aggregate purchase price of $14,999,934.92 (the “2017 Transaction”).

Item 4. Purpose of Transaction.

On November 6, 2016, Dialog entered into the 2016 Purchase Agreement with the Issuer pursuant to which Dialog purchased 763,552 Shares at a purchase price of $13.0967 per Share and warrants to purchase 763,552 Shares at a price of $17.0257 per Share. The purpose of the 2017 Transaction was to acquire securities of the Issuer for investment purposes.

On June 28, 2017, Dialog entered into the 2017 Purchase Agreement with the Issuer pursuant to which Dialog purchased 976,139 Shares at a price of $15.3666 per Share and warrants to purchase up to 654,013 Shares at a price of $19.9766 per Share. The purpose of the 2017 Transaction was to acquire securities of the Issuer for investment purposes.

The 2016 Purchase Agreement provides that, for a period beginning on the closing of the 2016 Transaction and ending on the earlier of (i) the three year anniversary of the closing of the 2016 Transaction or (ii) the effective date of the termination of the Strategic Alliance Agreement (the “Strategic Alliance Agreement”) entered into between Dialog and the Issuer on November 6, 2016 (the “2016 Voting Period”): (1) Dialog agrees that it and its affiliates shall vote any 2016 Shares held by them in the manner recommended by the Issuer’s board of directors (the “Board”), subject to specified exceptions; and (2) in elections of

Board members, Dialog and its affiliates are obligated to vote any 2016 Shares held by them in favor of individuals recommended by the Board for election.

The 2017 Purchase Agreement provides that, for a period beginning on the closing of the 2016 Transaction and ending on the earlier of (i) the three year anniversary of the closing of the 2017 Transaction or (ii) the effective date of the termination of the Strategic Alliance Agreement (the “2017 Voting Period”): (1) Dialog agrees that it and its affiliates shall vote any 2017 Shares held by them in the manner recommended by the Board, subject to specified exceptions; and (2) in elections of Board members, Dialog and its affiliates are obligated to vote any 2017 Shares held by them in favor of individuals recommended by the Board for election.

In the 2016 Purchase Agreement and 2017 Purchase Agreement, Dialog also agreed to certain “standstill” restrictions until November 6, 2019, including, among other restrictions, that neither it nor its affiliates shall: (i) acquire any additional voting securities of the Issuer other than the Shares that may be issued pursuant to the 2016 Warrant and the 2017 Warrant (the “Warrant Shares”) without the consent of the Board, (ii) act to seek to control the management, the Board or policies of the Issuer, (iii) solicit or participate in the solicitation of proxies with respect to any voting securities of the Issuer, or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, or (iv) take any action which would reasonably be expected to require the Issuer to make a public announcement regarding the possibility of a business combination or merger involving the Issuer; provided that such restrictions shall not prohibit Dialog or its affiliates from making or disclosing any offer or proposal on a confidential basis to the Board (and, if the Board rejects that offer or proposal or fails to enter onto a binding agreement with respect to such offer or proposal within thirty (30) days, making a public announcement regarding such offer or proposal) in connection with a potential business combination or merger transaction with Dialog that would result in a change of control of the Issuer.

The Issuer has further agreed pursuant to the 2016 Purchase Agreement that, until the effective date of the termination of the Strategic Alliance Agreement: (i) if the Board authorizes the Issuer to explore a possible process for a transaction that would, if consummated, constitute a change of control of the Issuer, then the Issuer shall notify Dialog in writing of such process and allow Dialog to participate therein; and (ii) the Issuer shall not enter into any binding agreement providing for a change of control of the Issuer, unless the Issuer notifies Dialog in writing of its intention to do so at least one hundred twenty hours before taking such action, and, if Dialog makes an offer or proposal within such one hundred twenty hour period, then the Board shall consider such offer or proposal in good faith. In addition, the Issuer has agreed pursuant to the 2017 Purchase Agreement to keep Dialog reasonably informed on a prompt basis regarding any discussions, negotiations or inquiries with or from any third parties regarding potential material strategic transactions, including alliances, dispositions, investments or acquisitions involving the Company or any of its subsidiaries.

The 2016 Purchase Agreement also provides that Dialog shall not sell, transfer or otherwise dispose of the 2016 Shares or 2016 Warrant Shares, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of the purchased 2016 Shares or 2016 Warrant Shares for a period of six months after the closing of the 2016 Transaction, subject to certain exceptions. In addition, from and after the six month anniversary of the closing of the 2016 Transaction through the end of the 2016 Voting Period, Dialog further agrees not to sell, transfer or otherwise dispose of any purchased 2016 Shares or 2016 Warrant Shares in any calendar week in an amount in excess of 1% of the total outstanding shares of the Issuer, subject to certain exceptions, including in any transaction that is an underwritten offering or a block trade executed on behalf of Dialog. The Issuer agrees to file registration statements registering Dialog’s re-offer and resale of the 2016 Shares and the 2016 Warrant Shares under certain circumstances.

The 2017 Purchase Agreement also provides that Dialog shall not sell, transfer or otherwise dispose of the purchased 2017 Shares or 2017 Warrant Shares, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of the purchased 2017 Shares or 2017 Warrant Shares for a period of six months after the closing of the 2017 Transaction, subject to certain exceptions. In addition, from and after the six month anniversary of the closing of the 2017 Transaction through the end of the 2017 Voting Period, Dialog further agrees not to sell, transfer or otherwise dispose of any purchased 2017 Shares or 2017 Warrant Shares in any calendar week in an amount in excess of 1% of the total outstanding shares of the Issuer, subject to certain exceptions, including in any transaction that is an underwritten offering or a block trade executed on behalf of Dialog. The Issuer agrees to file registration statements registering Dialog’s re-offer and resale of the 2017 Shares and the 2017 Warrant Shares under certain circumstances.

The foregoing descriptions of the 2016 Purchase Agreement and 2017 Purchase Agreement are qualified in its entirety by reference to the full text of the 2016 Purchase Agreement and 2017 Purchase Agreement, respectively, which are filed as exhibits to this Schedule 13D.

Dialog expects to consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in the Issuer.

Dialog expects to engage in discussions with representatives of the Issuer and other relevant parties concerning Dialog’s investment in the Issuer and the Issuer’s business, strategy, governance, alternatives, including transactional alternatives, and related matters, which may involve the exchange or receipt of confidential information about the Issuer from time to time.

Dialog reserves the right to change its plans and intentions at any time and to take any and all actions that it deems appropriate in light of the circumstances, including to maximize the value of its investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, Dialog may acquire additional Shares, or dispose of Shares, of the Issuer in open market transactions, privately negotiated transactions, or otherwise. There can be no assurance as to when, over what period of time, or to what extent Dialog may decide to increase or decrease their ownership interest in the Issuer. Dialog may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Dialog in light of its general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, the outcome of the discussions outlined above, or other factors, which may involve changing its intention with respect to any and all matters referred to in items (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, Dialog does not have any present plans which relate to or would result in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Dialog beneficially owns an aggregate of 3,157,256 Shares, which includes (i) 763,552 Shares purchased in the 2016 Transaction, (ii) 763,552 Shares underlying the 2016 Warrant purchased in the 2016 Transaction, (iii) 976,139 Shares purchased in the 2017 Transaction and (iv) 654,013 Shares underlying the 2017 Warrant, purchased in the 2017 Transaction (Dialog has included such Shares for purposes of this report notwithstanding that such 2017 Warrant is not exercisable within sixty (60) days of this Schedule 13D). Such Shares represent, in the aggregate, beneficial ownership of approximately 13.7% of the outstanding Shares based on 21,591,650 Shares outstanding, comprised of (x) 976,139 Shares issued in the 2017 Transaction and (y) 20,615,511 Shares reported by the Issuer as outstanding as of May 3, 2017 in the Issuer’s quarterly report for the period ended March 31, 2017. Excluding 654,013 Shares underlying the 2017 Warrant, which is not exercisable within sixty (60) days of this Schedule, Dialog beneficially owns 2,503,243 Shares, which represents beneficial ownership of approximately 11.2% of the outstanding Shares. The amounts and percentages above include all Shares underlying the 2016 Warrant and 2017 Warrant, notwithstanding that the mandatory net share settlement terms of such warrants preclude Dialog from receiving all underlying Shares on exercise of such warrants. The terms of such warrants provide that such warrants are required to be exercised on a net share settlement basis, such that the number of Shares to be delivered by the Issuer on the exercise of such warrant equals the quotient of (x) the product of the number of Shares as to which such warrant is being exercised and the difference between the market price of the Shares on the exercise date and the exercise price of the warrant and (y) the market price of the Shares on the exercise date (provided that if the calculation results in a negative number, no Shares are issuable upon exercise of the warrant).

(b) Dialog has sole voting and dispositive control over 3,157,256 Shares (see above for additional detail).

(c) Except as disclosed in Item 3 and Item 5, Dialog has not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The exercise price and number of Shares issuable pursuant to the 2016 Warrants and 2017 Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits and stock combinations. In addition, in the event of a fundamental transaction, a holder of the 2016 Warrants and 2017 Warrants will be entitled to receive, at the holder’s option, the number of shares of stock, securities or assets that the holder would have been entitled to receive if the 2016 Warrants and 2017 Warrant had been exercised immediately prior to such fundamental transaction. For more information about the Purchase Agreement and the terms therein, please refer to Item 4 above.

The foregoing description is qualified in its entirety by reference to the full text of the 2016 Purchase Agreement, including the form of 2016 Warrant attached thereto as Exhibit B, and the 2017 Purchase Agreement, including the form of 2017 Warrant attached thereto as Exhibit B, which are filed as exhibits to this Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 7.1	Securities Purchase Agreement dated November 6, 2016
Exhibit 7.2	Securities Purchase Agreement dated June 28, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2017

DIALOG SEMICONDUCTOR PLC

/s/ Dr. Jalal Bagherli
Name: Dr. Jalal Bagherli

Title: Executive Director and Chief Executive Officer